EXHIBIT 99.1

Medicenna Announces Upcoming Presentation at the AACR Annual Meeting

TORONTO and HOUSTON, March 15, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immunotherapy company, today announced the publication of an abstract that has been accepted for a poster presentation at the American Association for Cancer Research (AACR) Annual Meeting, which is taking place at the Orange County Convention Center in Orlando, Florida from April 14 – 19, 2023.

The full text of the published abstract can be found on the AACR Annual Meeting website. Details on the corresponding poster are shown below.

Poster Title: Characterization of MDNA132, an IL-13 Decoy Receptor Selective Superkine for Targeted Delivery of Immunotherapies to the Tumor Microenvironment

Session Category: Immunology

Session Title: Oncolytic Viruses, Anticancer Vaccines, and Other Immunomodulatory Therapies

Session Date and Time: April 16, 2023; 1:30 pm – 5:00 pm ET

Abstract Number: 708

The poster will describe preclinical studies characterizing a long-acting version of MDNA132 and BiSKITs™, (Bifunctional SuperKine ImmunoTherapies) comprising MDNA132 fused to an IL-2 super-agonist or anti-PD1 antibody. MDNA132 is an IL-13 Superkine designed to enable targeted delivery of immunotherapies to the tumor microenvironment. MDNA132 exhibits high affinity and selectivity for the IL13Rα2, which is highly overexpressed in various tumors such as pancreatic, prostate, bladder, colorectal, breast and lung cancer but minimally expressed in healthy tissues.

Following the conclusion of the AACR Meeting, a copy of the poster will be available on the “Events and Presentations” page of Medicenna’s website.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively.

Forward Looking Statements
This news release contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company, plans and projections and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expect”, “believe”, “seek”, “potentially” and similar expressions. and are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the latest Annual Information Form and Annual Report on Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com